Exhibit 17.1

November 8, 2022

Altitude International Holdings, Inc.

Board of Directors

Dear Board of Directors,

This letter is to advise you that as of today, I resign from the office of Director of the Company. This is not the result of any dispute with the Company, and I will remain as an officer of the Company.

Yours sincerely,

/s/ Gabe Jaramillo
Gabe Jaramillo